HARD CREEK NICKEL CORPORATION
CODE OF ETHICS & INSIDER TRADING POLICY

Directors' Conflict of Interest

  Directors have a fiduciary obligation to act in the best interests of the company.
  Directors may have a number of relationships that put them in a position of conflict, or give rise to an obligation to disclose a relationship.
  Directors who have an interest (direct or indirect) in a contract (or proposed contract) are under statutory obligation to disclose their interest, AND, refrain from voting. (There are some very special situations where the director can vote; legal advice to be obtained before this is allowed). Directors must disclose their conflict in writing to the company, or request it be minuted at the board meeting.
  Directors who are substantial shareholders are not automatically in a position of conflict, but when voting as a director, must act in the best interests of the company.

Transactions with a Controlling Shareholder

  The company must strive to treat the controlling shareholder on the same basis as other shareholders.
  The company may share information with the controlling shareholder if it is considered in the best interests of the company, and it is satisfied the information will not be misused.
  The board will attempt to structure any transaction with a major shareholder on similar terms to those which would result from an arms length negotiation.
  The board may appoint a special committee to review transactions with a major shareholder, with a view to objectively assessing whether the transaction is in the bests interests of the company.

Corporate Opportunity

  Directors must avoid even the perception that they have appropriated an opportunity that belonged to the company, or that the company might conceivably have an interest.

Duty of Confidence

  Directors must not misuse information obtained from the company by virtue of their position on the board.
  Directors must keep in confidence information communicated in confidence.
  Directors must not trade the company's securities (or the securities of other companies) where they have information as a result of their position that has not been generally disclosed.

Adopted by the Board
March 19, 2004

HARD CREEK NICKEL CORPORATION
 CODE OF ETHICS & INSIDER TRADING POLICY

Company Disclosure Obligations

  Timely disclosure.
  True and accurate disclosure.
  Disclosure of material changes/transactions.
  Financial statements.
  Annual Information Form ("AIF").
  Management Discussion and Analysis ("MD&A").

Insider Reporting

  Directors and officers are insiders of the company.
  Directors and officers are obligated to report their holdings and trades in company securities in compliance with securities regulations.
  The board has authorized the company secretary to assist and file insider reports on behalf of the directors and insiders.

Insider Trading

  Directors and officers must not buy or sell the company's securities when material information has not been disclosed.
  Directors and officers shall not inform others of undisclosed material information. Exceptions are available where disclosure is required, for example, consultation with employees, lawyers, geologists, etc. In these situations, the employee or outside advisor is also restricted from trading (deemed insider).
  Subsequent to the release of material information, insiders shall not trade until 24 hours subsequent to release of the information in order that the material information is widely disseminated.
  Employees of the company must agree to abide by the company's policy on trading restrictions, which policy shall forbid market activity in advance of, and immediately after, disclosure of material information (the 'restricted period').
  The president shall advise the directors, officers, consultants, and employees in writing when there is a restricted period.

Adopted by the Board
March 19, 2004